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Exhibit 99.1

        CONTACT: Kenneth G. Howling
Vice-President, Finance and Corporate Affairs
(905) 286-3000

For Immediate Release:

BIOVAIL CORPORATION COMMENCES OFFER TO PURCHASE
$56.6 MILLION OF ITS SUBORDINATED NOTES

TORONTO, Canada, May 25, 2006 — Biovail Corporation (NYSE, TSX: BVF) announced today that it has commenced a tender offer for up to $56.6 million in principal amount of its 7 7/8% Senior Subordinated Notes due April 1, 2010 ("Notes").

Under the terms of the offer, Biovail will purchase outstanding Notes for cash at par plus accrued interest. This offer is being made to fulfill Biovail's obligation following a sale of assets under the Indenture pursuant to which the Notes were issued. The offer will be funded with the net proceeds resulting from the sale of Biovail's product rights and certain inventories related to Teveten and Teveten HCT to Kos Pharmaceuticals, Inc. in May 2005. If more than $56.6 million of Notes are validly tendered and not withdrawn, Biovail will purchase Notes on a pro-rata basis (with such adjustments as may be deemed appropriate so that any Notes in denominations of $1,000 or integral multiples thereof shall be so purchased).

The offer will expire at 5 p.m. EDT, on June 26, 2006, unless extended or terminated. Payment for tendered Notes will be made on the third business day following expiration of the offer.

The Depositary for the offer is Computershare Trust Company, Inc. Questions with regard to the offer should be directed to Nelson F. Isabel at Biovail at (905) 286-3000.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell with respect to the Notes. The offer is made only by an Offer to Purchase, dated May 25, 2006, and the related Letter of Transmittal.

About Biovail Corporation

Biovail Corporation is a specialty pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture, and commercialization of pharmaceutical products utilizing advanced drug-delivery technologies. For more information about Biovail, visit the Company's Web site at www.biovail.com.

For further information, please contact Ken Howling at 905-286-3000 or send inquiries to ir@biovail.com.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995

To the extent any statements made in this release contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We have based these forward-looking statements on our current expectations and projections about future events. Our actual results could differ materially from those discussed in, or implied by, these forward-looking statements. Forward-looking statements are identified by words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Forward-looking statements include, but are not necessarily limited to, risks and uncertainties, including the difficulty of predicting U.S. Food and Drug Administration and Canadian Therapeutic Products Directorate approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, tax rate assumptions, availability of raw materials and finished products, the regulatory environment, the outcome of legal proceedings, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission and the Ontario Securities Commission. Biovail undertakes no obligation to update or revise any forward-looking statement.

Source: Biovail Corporation

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BIOVAIL CORPORATION COMMENCES OFFER TO PURCHASE $56.6 MILLION OF ITS SUBORDINATED NOTES